Exhibit II

                          ALLIEDSIGNAL'S RESPONSE:
              AMP'S LEGISLATIVE INITIATIVE SHOULD BE REJECTED
              -----------------------------------------------


                           SUMMARY OF KEY POINTS
                           ---------------------

 .    AMP'S PROPOSED LEGISLATION WOULD CHANGE A LONGSTANDING, SALUTARY RIGHT
     OF SHAREOWNERS OF A PENNSYLVANIA CORPORATION TO VOTE BY WRITTEN CONSENT. IT IS DISINGENUOUS FOR THE AMP BOARD OF DIRECTORS TO CHARACTERIZE THIS RIGHT AS "AN UNINTENDED LOOPHOLE" WHEN THE CONSENT RIGHT (I) WAS SPECIFICALLY INCLUDED BY THE DIRECTORS IN AMP'S ARTICLES OF INCORPORATION IN 1989 WHEN THE ARTICLES WERE PRESENTED TO SHAREOWNERS FOR APPROVAL IN CONNECTION WITH THE REINCORPORATION OF AMP IN PENNSYLVANIA AND (II) WAS CONSCIOUSLY PRESERVED BY THE LEGISLATURE AT THE TIME OF THE 1990 ANTI-TAKEOVER AMENDMENTS.

 .    THE "CONSENT PROCEDURE," BECAUSE IT MUST BE CONDUCTED IN COMPLIANCE
     WITH THE FEDERAL PROXY RULES, ENSURES A "FULL AND FREE EXCHANGE" OF POSITIONS AND A "FAIR VOTING PROCESS" THAT WILL BE CONDUCTED OVER AT LEAST A TWO-MONTH PERIOD. THE AMP BOARD OF DIRECTORS, IF IT PREFERS THAT THE VOTE BE CONDUCTED AT A MEETING OF THE SHAREOWNERS, HAS THE POWER TO CALL ONE. ALLIEDSIGNAL WOULD WELCOME A MEETING OF SHAREOWNERS IF IT WERE CALLED AS SOON AS POSSIBLE.

 .    THE DECISION WHETHER TO ACCEPT ALLIEDSIGNAL'S ALL-CASH, ALL-SHARES
     TENDER OFFER, OR TO REJECT THE OFFER AND "TRUST" MANAGEMENT TO DELIVER ON ITS "PROFIT IMPROVEMENT PLAN" AND PROMISE OF GREATER VALUE, NOW LIES WHERE IT SHOULD: SQUARELY IN THE HANDS OF THE SHAREOWNERS. BY TENDERING 72% OF THE OUTSTANDING SHARES TO ALLIEDSIGNAL, THE SHAREOWNERS EXPRESSED THEIR OVERWHELMING SUPPORT FOR ALLIEDSIGNAL'S OFFER. IT WAS A CLEAR VOTE OF "NO CONFIDENCE" IN AMP'S MANAGEMENT AND ITS RESTRUCTURING PLAN.

 .    IN THE FACE OF THIS LANDSLIDE VOTE, AMP MANAGEMENT WANTS THE
     LEGISLATURE TO "BAIL" IT OUT. THE CONSENT PROCEDURE IS A LAWFUL PROCESS, PREVIOUSLY ADOPTED BY THE LEGISLATURE, RECOMMENDED TO THE SHAREOWNERS BY AMP'S BOARD OF DIRECTORS, AND APPROVED BY THE SHAREOWNERS AS PART OF THE DECISION TO REINCORPORATE IN PENNSYLVANIA. SIMPLY PUT, THE LEGISLATURE SHOULD NOT GET INVOLVED IN THIS DISPUTE BETWEEN AMP MANAGEMENT AND AMP SHAREOWNERS.

                            FACTUAL BACKGROUND:
             ALLIEDSIGNAL'S OFFER AND AMP MANAGEMENT'S RESPONSE
             --------------------------------------------------

 .    On August 4, 1998, AlliedSignal made an unsolicited offer to acquire all of the oustanding shares of AMP for $44.50 per share in cash. This offer represented a premium of more than 55% over the $29 trading price of AMP stock immediately before the offer was announced, or more than $4 billion in excess of AMP's market value.

 .    Since the time of AlliedSignal's offer, the S&P 500 Stock Index has declined 8.4%. If AlliedSignal were forced by the legislature to forego its offer, where would AMP's stock be trading now?

 .    Fearing that AMP management would refuse to redeem AMP's "poison pill"
     and stop at nothing to prevent the sale of the company and entrench themselves, AlliedSignal also began a consent solicitation to elect a majority of AlliedSignal nominees to AMP's Board of Directors. The consent solicitation is specifically authorized by Pennsylvania law and AMP's corporate charter.

 .    The AlliedSignal nominees would have been able to redeem AMP's poison pill and were committed to present to the AMP shareowners a merger proposal that could not have been consummated without a two-thirds vote of AMP shareowners.

 .    The response of AMP's Board was swift: it amended the poison pill to provide that, if the AMP shareowners voted to change control of the Board of Directors, the pill immediately would become non-redeemable. This was a blatant attack on the right of the shareowners to decide for themselves whether to accept AlliedSignal's offer.

 .    AlliedSignal then amended its consent solicitation, again as expressly permitted by Pennsylvania law and AMP's charter, to include a proposal that all powers with respect to AMP's poison pill be removed from the Board of Directors and placed in the hands of "agents" appointed by the shareowners. The agents would amend the poison pill to provide that it did not apply to any offer or merger approved by a majority of the shareowners.

 .    The AMP Board again reacted swiftly to forestall a shareowner vote: it amended its pill for the second time to provide that it would become non-redeemable if the shareholders changed the bylaws of the company to take power over the pill away from the board of directors. This amendment turned the basic principles of corporate governance on their head - the Board of Directors sought to make it impossible for shareowners to vote on the future course of the corporation.

 .    Finally, in its most egregious assault on the rights of shareowners,
     AMP management is asking the Pennsylvania legislature to bail AMP management out of its predicament. An overwhelming majority of AMP's shareholders (72% of the outstanding shares) tendered their shares to AlliedSignal. In election terms, this is a landslide vote in favor of AlliedSignal's offer and against management's restructuring program. AMP management now wants the legislature, in the middle of the contest for control of the company, to prohibit AlliedSignal from going forward with its consent solicitation.

 .    AlliedSignal is now contesting the Board of Director' actions in court as a violation of the shareowners' voting rights, and the AMP Board of Directors in the same court is challenging AlliedSignal's consent solicitation as invalid under Pennsylvania law.


                                  ANALYSIS
                                  --------

     THE LEGISLATURE, AS A MATTER OF PUBLIC POLICY AND THE FUNDAMENTAL
        RIGHT OF SHAREOWNERS, SHOULD NOT INTERVENE IN THIS DISPUTE
                 TO DEPRIVE AMP'S SHAREOWNERS OF THE RIGHT
                         TO VOTE ON AMP'S FUTURE.
     -----------------------------------------------------------------

A. AMP'S PROPOSED LEGISLATION WOULD CHANGE A LONGSTANDING, SALUTARY RIGHT OF SHAREOWNERS OF A PENNSYLVANIA CORPORATION TO VOTE BY WRITTEN CONSENT. IT IS DISINGENUOUS FOR THE AMP BOARD OF DIRECTORS TO CHARACTERIZE THIS RIGHT AS "AN UNINTENDED LOOPHOLE" WHEN THE CONSENT RIGHT (I) WAS SPECIFICALLY INCLUDED BY THE DIRECTORS IN AMP'S ARTICLES OF INCORPORATION IN 1989 WHEN THE ARTICLES WERE PRESENTED TO SHAREOWNERS FOR APPROVAL IN CONNECTION WITH THE REINCORPORATION OF AMP INTO PENNSYLVANIA AND (II) WAS CONSCIOUSLY PRESERVED BY THE LEGISLATURE AT THE TIME OF THE 1990 ANTI-TAKEOVER AMENDMENTS.

 .    Section 2524 of the Pennsylvania Business Corporation Law (PBCL)
     expressly provides that shareholders of a public corporation may act by written consent without a meeting if permitted by the corporation's articles of incorporation. Subsection (b) specifically provides that any action is "effective immediately."

 .    This provision, which was readopted by the legislature in 1990 when the anti-takeover provisions of Pennsylvania were last amended, is consistent with the law of most jurisdictions.

 .    Section 1721, also readopted by the legislature in 1990, provides that the shareholders have the right through a bylaw adopted by the shareholders to restrict the powers of the board of directors and vest some or all of those powers in agents designated by the shareholders.

 .    These provisions are an affirmation by the Pennsylvania legislature that the ultimate decision on the future of a corporation, including whether the corporation should be sold, resides in the owners of the corporation, not their elected directors. Indeed, the anti-takeover provisions of the PCBL do not bar unsolicited offers, but establish certain requirements to make sure that those offers are fair to the shareholders. They uniformly leave the final decision on corporate action in the takeover context in the hands of the shareowners.

 .    Far from being "an unintended loophole in the PBCL" as suggested by
     AMP management, these provisions, which were carefully reexamined and amended in 1990, were a result of a considered decision of the legislature consistent with the basic policy underlying the anti-takeover provisions. As a draftsman of the Pennsylvania anti-takeover legislation explained in justifying the broad (but not unlimited or sole) discretion given to directors to oppose unsolicited offers: "[S]hareholders have exclusive access to the corporate election machinery. If the shareholders do not agree with how the corporation is run, they are empowered to replace the directors." In short, the shareholders are the ultimate check on the exercise of discretion by the directors in opposing takeovers.

 .    Moreover, the AMP Board of Directors is being duplicitous with its shareholders and the legislature. In fact, the "action by consent provision" now found in Article IX of AMP's Articles of Incorportion was consciously included in the Articles by the Board of Directors (including four current directors) when the Articles were presented to the shareowners for approval in connection with AMP's reincorporation in Pennsylvania.

 .    AMP, until 1989 a New Jersey corporation, specifically reincorporated in Pennsylvania in order to take advantage of Pennsylvania's anti-takeover provisions. In seeking shareholder approval for the reincorporation, the Board of Directors pointed out in the proxy materials submitted to the shareowners that "a new article had been added that permits action to be taken by [the shareowners] by less-than-unanimous consent in lieu of convening a meeting."

 .    The Board evidently made this commitment to the shareowners to preserve this fundamental voting right when it served the Board's interests to do so, because they needed shareholder approval to reincorporate in Pennsylvania and to subject the shareowners to the limitations on unsolicited offers contained in Pennsylvania law. Now, when the shareowners want to exercise this right and when the right no longer serves the interests of the Board, the Board disingenuously chooses to characterize the provision as "an unintended loophole."

B. THE "CONSENT PROCEDURE," BECAUSE IT MUST BE CONDUCTED IN COMPLIANCE WITH THE FEDERAL PROXY RULES, ENSURES A "FULL AND FREE EXCHANGE" OF POSITIONS AND A "FAIR VOTING PROCESS." THE BOARD OF DIRECTORS, IF IT PREFERS THAT THE VOTE BE CONDUCTED AT A MEETING OF THE SHAREHOLDERS, HAS THE POWER TO CALL ONE. ALLIEDSIGNAL WOULD WELCOME A MEETING OF SHAREOWNERS IF IT WERE CALLED AS SOON AS POSSIBLE.

 .    The consent procedure must be conducted in strict compliance with the
     SEC's proxy rules, which require full and fair disclosure of all material facts and which give each interested party the opportunity to make its views known. Those rules ensure that there will be a "full and free exchange of opinions" about AlliedSignal's proposed acquisition of AMP and that there will be a "fair voting process."

 .    Promptly after announcing its intent to conduct a consent
     solicitation, AlliedSignal filed with the SEC preliminary consent solicitation materials, describing the consent proposals, explaining the factual context in which the proposals are being made and setting forth the reasons for consenting to the proposals. The record date for the proposals is October 15, and no definitive vote can occur until then.

 .    Within twenty-four hours after AlliedSignal's filing, the AMP Board of
     Directors filed its preliminary materials with the SEC, setting forth its opposition to the AlliedSignal solicitation.

 .    In light of this continuous exchange of written materials, which will go on for over two months, the vote here should be far more informed than any election in most other contexts. Indeed, since more than 85% of AMP's shares are owned by institutional investors, an extremely high percentage, the decision here will be made by particularly sophisticated investors fully capable of assessing the respective positions of the parties.

 .    In proposing the legislation, however, AMP's Board of Directors complains that the consent procedure, because "it avoids the holding of a shareholders' meeting," does not permit "a full and free exchange of opinions" and is not "a fair voting process that involves taking only one voted on a fixed day."

 .    The decision whether to hold a shareowners' meeting, however, lies solely with the control of the AMP Board of Directors and its Chief Executive Officer. The shareowners have no right to call such a meeting and, hence, if they want to take action, must resort to the consent procedure.

 .    AlliedSignal has no objection to the Board of Directors calling a special meeting and, indeed would welcome one, so long as the meeting is held as soon as permissible under applicable laws and regulations.

 .    We are confident, however, that the AMP Board of Directors will not avail themselves of this alternative, because the real reason that they want the legislation is that it would allow them to delay the vote of shareowners for long as possible.

                                 CONCLUSION
                                 ----------

THE DECISION WHETHER TO ACCEPT ALLIEDSIGNAL'S ALL-CASH, ALL-SHARES TENDER OFFER, OR TO REJECT THE OFFER AND "TRUST" MANAGEMENT TO DELIVER ON ITS "PROFIT IMPROVEMENT PLAN" AND PROMISE OF GREATER VALUE, NOW LIES WHERE IT
SHOULD: SQUARELY IN THE HANDS OF THE SHAREOWNERS. BY TENDERING 72% OF THE OUTSTANDING SHARES TO ALLIEDSIGNAL, THE SHAREOWNERS EXPRESSED THEIR OVERWHELMING SUPPORT FOR ALLIEDSIGNAL'S OFFER. IT WAS A CLEAR VOTE OF "NO CONFIDENCE" IN AMP'S MANAGEMENT AND ITS RESTRUCTURING PLAN.

IN THE FACE OF THIS LANDSLIDE VOTE, AMP MANAGEMENT WANTS THE LEGISLATURE TO "BAIL" IT OUT. THE CONSENT PROCEDURE IS A LAWFUL PROCESS, PREVIOUSLY ADOPTED BY THE LEGISLATURE, RECOMMENDED TO THE SHAREOWNERS BY AMP'S BOARD OF DIRECTORS, AND APPROVED BY THE SHAREOWNERS AS PART OF THE DECISION TO REINCORPORATE IN PENNSYLVANIA. SIMPLY PUT, THE LEGISLATURE SHOULD NOT GET INVOLVED IN THIS DISPUTE BETWEEN AMP MANAGEMENT AND AMP SHAREOWNERS.